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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                           Orion Capital Corporation
                           (Name of Subject Company)

                           Orion Capital Corporation
                      (Name of Person(s) Filing Statement)

                         Common Stock, par value $1.00
                                   per share
                         (Title of Class of Securities)

                                  686268-10-3
                     (CUSIP Number of Class of Securities)

                              John J. McCann, Esq.
                     Executive Vice President and Secretary
                           ORION CAPITAL CORPORATION
                              9 Farm Springs Road
                              Farmington, CT 06032
                                 (860) 674-6834
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                With a copy to:

                              Alan C. Myers, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                         New York, New York 10022-3897
                                 (212) 735-3000

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Item 1. Security and Subject Company

  (a) The name of the subject company is Orion Capital Corporation, a company incorporated under the laws of the State of Delaware (the "Company"), and the principal executive offices of the Company are located at 9 Farm Springs Road, Farmington, CT 06032. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $1.00 per share (the "Shares"), of the Company, including the Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of September 11, 1996, as amended, between the Company and First Chicago Trust Company of New York.

Item 2. Tender Offer of the Bidder

  This Schedule 14D-9 relates to the tender offer being made by NTG Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Royal Group Inc. ("Royal US"), a Delaware corporation and a wholly owned subsidiary of Royal & Sun Alliance Insurance Group plc ("Royal plc"), disclosed in Purchaser's Tender Offer Statement on Schedule 14D-1, dated July 16, 1999 (the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares, together with the associated Rights, at a price of $50 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated July 16, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal are exhibits to the Schedule 14D-1, which has been filed by Purchaser with the Securities and Exchange Commission (the "SEC").

  The Offer is made pursuant to an Agreement and Plan of Merger, dated as of July 12, 1999 (the "Merger Agreement"), by and among the Company, Purchaser and Royal US. The Merger Agreement provides, among other things, that as soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation of the Merger and as a wholly owned subsidiary of Royal US (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares owned directly or indirectly by Royal plc, any of its subsidiaries, or any of the Company's subsidiaries, all of which will be converted into the shares of the Surviving Corporation, shares held in the treasury of the Company which shall be cancelled at the Effective Time and Shares held by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive $50 in cash, the same price per Share paid in the Offer. A copy of the Merger Agreement is filed herewith as Exhibit 1 hereto and is incorporated herein by reference.

  As a condition and inducement to Purchaser entering into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, Royal US and the Company have entered into an Option Agreement, dated as of July 12, 1999 (the "Option Agreement"), pursuant to which, among other things, the Company has granted Purchaser an irrevocable option to purchase up to 5,443,697 newly issued Shares at $50 per share (the "Company Option"). The Company Option only can be exercised under certain circumstances described herein. See "Identity and Background--Stock Option Agreement."

  As set forth in the Schedule 14D-1, the principal executive offices of the Purchaser are located at 9300 Arrowpoint Blvd., Charlotte, NC 28273-8135.

Item 3. Identity and Background

  (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

  (b) Except as described in this Item 3(b) or under the captions "Certain Relationships and Related Transactions," "Directors Compensation," "Directors Benefit Plans," "Executive Compensation," "Option Grants in the Last Fiscal Year," "Aggregate Option Exercises in Last Fiscal Year and Year-End Option Values," "Employment Agreements and Change of Control Arrangements" and "Approval of the Amendment to the Equity Incentive Plan to Increase the Number of Shares" in pages 5 through 6 and pages 10 through 27 of

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the Company's Proxy Statement, dated April 9, 1999, which pages are filed as
Exhibit 2 to this Schedule 14D-9 and incorporated herein by reference, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Royal US, Purchaser or their respective officers, directors or affiliates.

Confidentiality Agreement

  The following is a summary of certain portions of the Confidentiality Agreement dated June 18, 1999, between Royal & SunAlliance USA, Inc. (the parent of Royal US) and the Company (the "Confidentiality Agreement") and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which has been filed as Exhibit 3 hereto and is incorporated by reference herein.

  As a condition to being furnished certain information concerning the other party to the Confidentiality Agreement (the "Evaluation Material"), the parties to the Confidentiality Agreement have agreed, among other things, that they will keep such Evaluation Material about the other party confidential and will use it solely for evaluating the Offer and the Merger. "Evaluation Material" does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by the party receiving the Evaluation Material (the "Receiving Party") or its directors, officers, employees, affiliates, representatives and potential sources of financing ("Representatives"), (ii) was available to the Receiving Party or its Representatives on a non-confidential basis from a source (other than the party providing such materials or its Representatives), that is not and was not prohibited from disclosing such information to the Receiving Party by a contractual, legal or fiduciary obligation of which the Receiving Party is aware or should have been aware or (iii) is independently developed based on information received by the Receiving Party as described in (i) or (ii) above.

  Royal has also agreed in the Confidentiality Agreement to certain standstill provisions for a period of one year from the date thereof, with respect to certain actions involving or leading to a transaction with the Company without the prior written consent of the Company's Board of Directors.

  The parties to the Confidentiality Agreement have agreed that for a period of one year following the date of the Confidentiality Agreement, neither party shall directly or indirectly solicit for employment any officer, director or employee of the other party or the other party's affiliates, with whom such party had contact or who became known to such party in connection with consideration of the Offer and the Merger, except that neither party shall be precluded from hiring any such employee who (i) initiates discussions regarding such employment without any direct or indirect solicitation, (ii) responds to any public advertisement or (iii) has been terminated by the other party or its affiliates prior to the commencement of employment discussions.

The Merger Agreement

  The following is a summary of certain portions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 1 to this Schedule 14D-9.

  The Offer. The Merger Agreement provides that, without the written consent of the Company, Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) decrease the number of Shares sought in the Offer, (iv) impose additional conditions to the Offer or (v) make any other change to the terms and conditions of the Offer in any manner materially adverse to the holders of the Shares. Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and will purchase, as soon as permitted under the terms of the Offer, all Shares validly tendered and not withdrawn prior to the expiration of the Offer. Royal US and Purchaser agree that, unless the Merger Agreement is terminated, Purchaser will not terminate or withdraw the Offer prior to the expiration date thereof. If at the expiration date

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of the Offer the conditions to the Offer shall not have been satisfied or earlier waived, Purchaser may extend the expiration date on one or more occasions for such additional period or periods of time as Purchaser determines in its sole discretion (provided that following the 90th day after the date of the Merger Agreement, such extensions shall be in increments of not more than ten (10) business days each) and, unless the Merger Agreement has been terminated in accordance with its terms, will extend it until a date that is not later than December 31, 1999, if requested to do so by the Company, and Royal US is otherwise going to let the Offer expire without the purchase of Shares thereunder, but shall not be required to so extend if any of the conditions not satisfied or earlier waived on the then-scheduled expiration date are one or more of the Minimum Condition or the conditions described in paragraphs (b)(ii), (b)(iii) or (b)(iv) under "--Conditions to the Offer", provided that (x) if the only condition not satisfied is the Minimum Condition, the satisfaction or waiver of all other conditions shall have been publicly disclosed at least five (5) business days before termination of the Offer and (y) if any condition described in paragraph
(b)(ii), (b)(iii) or (b)(iv) under "--Conditions to the Offer" has not been satisfied and the failure to so satisfy can be remedied, the Offer shall not be terminated unless the failure is not remedied within 20 days after Royal US has furnished the Company with written notice of such failure. In addition, Purchaser, at its sole option, may extend the expiration date of the Offer for an aggregate period of not more than ten (10) business days beyond the latest expiration date that would otherwise be permitted (but in no event later than the Termination Date (as defined below)) if there shall not have been tendered sufficient Shares so that the Merger could be effected without a meeting of the Company's stockholders in accordance with Section 253 of Delaware Law.

  The Merger. Following the consummation of the Offer, the Merger Agreement provides that at the Effective Time and subject to and upon the terms and conditions of the Merger Agreement and the Delaware Law, Purchaser shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation (sometimes referred to as the "Surviving Corporation").

  The respective obligations of Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Effective Time of each of the following conditions: (i) Purchaser shall have made, or caused to be made, the Offer and shall have purchased, or caused to be purchased, Shares pursuant to the Offer (provided that the purchase of Shares pursuant to the Offer shall not be a condition to the obligations of Purchaser or Royal US pursuant to the Merger Agreement if Purchaser fails to accept for payment and pay for the Shares in violation of the terms of the Offer or the Merger Agreement), (ii) the Merger and the Merger Agreement shall have been approved and adopted by the requisite vote of the stockholders of the Company, if required by Delaware Law, (iii) no court or governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger and (iv) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and, other than the filing of a Certificate of Merger, all notices, reports and other filings required to be made prior to the Effective Time by the Company or Royal US or any of their respective subsidiaries with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Royal US or any of their respective subsidiaries from, any governmental entity, including, but not limited to, the consent of certain insurance commissioners, directors or superintendents of the state insurance departments, in connection with the execution and delivery of the Merger Agreement and the consummation of the Merger and the other transactions contemplated hereby shall have been made or obtained (as the case may be) and shall be in full force and effect.

  At the Effective Time of the Merger (i) each issued and outstanding Share (other than Shares that are owned by the Company or any of its subsidiaries, any Shares owned by Royal plc or any of its subsidiaries or any Shares which are held by stockholders who properly perfect their dissenters rights under Delaware Law) will be canceled and converted into the right to receive the Offer Price paid pursuant to the Offer, without interest, upon the surrender of the certificate formerly representing such Share in accordance with the Merger Agreement and (ii) each share of the common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior

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to the Effective Time will be converted into that number of fully paid and nonassessable shares of common stock of the Surviving Corporation equal to (x) the number of shares of Common Stock issued and outstanding immediately prior to the Effective Time less (y) the number of those shares of Common Stock held by (A) any subsidiary of the Company or (B) Royal plc or any subsidiary thereof.

  The Company's Board of Directors. The Merger Agreement provides that promptly upon the purchase by Purchaser of Shares pursuant to the Offer which represent at least a majority of the outstanding shares of Common Stock, Purchaser or Royal US shall be entitled to designate up to such number of directors but in no event less than a majority, rounded up to the next whole number, on the board of directors of the Company as shall give Purchaser representation on such board of directors equal to the product of the total number of directors on such board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Royal US, Purchaser and any other subsidiary of Royal US bears to the total number of Shares then outstanding. At such time, the Company will promptly use its reasonable best efforts to cause Purchaser's or Royal US's designees, as the case may be, to be so elected, including either increasing the size of the board of directors or securing the resignations of incumbent directors or both. The Company will use its reasonable best efforts to cause directors designated by Purchaser to constitute the same percentage as is on the board of (i) each committee of the board of directors, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such subsidiary board, in each case only to the extent permitted by applicable law. The Company's obligation to appoint Purchaser's designees to the Company Board is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. From and after the time, if any, that Royal US's designees constitute a majority of the Company's board of directors, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Royal US or Purchaser thereunder, any waiver of any condition or any of the Company's rights thereunder or other action by the Company thereunder may be effected only by unanimous vote of the entire board of directors of the Company.

  Stockholders' Meeting. Pursuant to the Merger Agreement, if the approval by the holders of Shares is required under Delaware Law to consummate the Merger and is required to be given at a duly held meeting of stockholders, the Company will take, in accordance with its certificate of incorporation and bylaws, all action necessary to convene a meeting of holders of Shares as promptly as practicable upon the written request of Royal US to consider and vote upon the approval of the Merger. The Company's board of directors will recommend approval of the Merger, will not withdraw or modify such recommendation and will take all lawful action to solicit such approval unless, in the good faith judgment of the board of directors of the Company, after consultation with and receipt of advice of outside legal counsel, the failure to take such actions is required under applicable law. The Merger Agreement provides that in connection with such stockholders meeting referred to above, the Company will promptly prepare and deliver to Royal US a draft of a proxy statement (the "Proxy Statement"). Thereafter, the Company and Royal US shall use their reasonable best efforts to cooperate fully to make such changes to the Proxy Statement as may be reasonably requested by Royal US or otherwise may be appropriate, file the Proxy Statement with the SEC as soon as practicable and respond promptly to any SEC comments. Upon filing the final, definitive Proxy Statement with the SEC, the Company will mail such Proxy Statement to its stockholders. If Purchaser acquires at least a majority of the outstanding Shares in the Offer, Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger. The Company has agreed to include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement unless the Company Board, after consultation with outside legal counsel to the Company, determines that to do so would likely breach the fiduciary duties of the Company Board under applicable law.

  Notwithstanding the foregoing, if Purchaser obtains 90 percent or more of the Shares through the Offer, Purchaser will use the short form merger provisions of Section 253 of Delaware Law.

  Stock Options; Restricted Stock and Performance Units. The Merger Agreement provides that at the Effective Time each outstanding option to purchase Shares issued by the Company, whether issued pursuant to

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any stock plan of the Company or otherwise, whether or not exercisable (a
"Company Option") will be canceled and, in consideration of such cancellation, Royal US shall (or shall cause the Company to), pay to each holder of a Company Option an amount in cash equal to (x) the difference (if positive) between the Offer Price and the price per Share (the "Option Exercise Price") pursuant to which the holder of such Company Option may purchase the Shares to which such Company Option relates, multiplied by (y) the number of Shares subject to such Company Option, less (z) any withholding of taxes as may be required by applicable law with respect to any Company Option. With respect to any Company Option as to which the Option Exercise Price exceeds the Offer Price, such Company Option shall also be canceled and in consideration of such cancellation, Royal US shall (or cause the Company to) pay to each holder thereof an amount in cash equal to (x) $5, multiplied by (y) the number of Common Shares subject to such Company Option, less (z) any withholding taxes as may be required by applicable law.

  The Merger Agreement also provides that at the Effective Time each Share which is subject to vesting or other similar restrictions, whether issued pursuant to any stock plan of the Company or otherwise ("Restricted Stock") will become fully vested and free of such restrictions in accordance with the Company Stock Plans (as defined in the Merger Agreement), and otherwise will be treated in the same manner as the Shares, provided that amounts payable in respect of Restricted Stock shall be reduced by any withholding of taxes as may be required by applicable law and the amount of any loans or other indebtedness owing to the Company in respect of the Restricted Stock from holders thereof. The Merger Agreement also provides that at the Effective Time each outstanding performance unit (each, a "Performance Unit"), whether issued pursuant to any stock plans of the Company or otherwise shall become immediately vested and immediately thereafter shall be canceled. In exchange for such cancellation, Royal US shall (or shall cause the Company to) pay each holder of a Performance Unit an amount in cash equal to (x) the book value per Common Share, determined as of the end of the fiscal quarter immediately preceding the Effective Time, in accordance with US GAAP, multiplied by (y) the number of Performance Units then held by such holder, less (z) any withholding Taxes as may be required by applicable Law.

  Interim Operations; Covenants. The Company has covenanted and agreed as to itself and its subsidiaries that after the date of the Merger Agreement and prior to the Effective Time (unless Royal US shall otherwise approve in writing, and except as otherwise expressly contemplated by the Merger Agreement, the Stock Option Agreement or as disclosed pursuant to the Merger Agreement):

    (a) its and its subsidiaries' businesses shall be conducted only in the ordinary and usual course (it being understood and agreed that nothing contained in the Merger Agreement shall permit the Company to enter into or engage in (through acquisition, product extension or otherwise) the business of selling any products or services materially different from existing products or services of the Company and its subsidiaries or to enter into or engage in new lines of business (as such term is defined in the National Association of Insurance Commissioner's instructions for the preparation of the annual statement form) without Royal US's prior written approval);

    (b) it and each of its subsidiaries shall use its respective reasonable best efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, reinsurers, distributors, creditors, lessors, employees and business associates;

    (c) it shall not (i) amend its certificate of incorporation or bylaws or amend, modify or terminate the Rights Agreement; (ii) split, combine or reclassify its outstanding shares of capital stock; (iii) authorize, declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock other than dividends from its wholly-owned subsidiaries and other than regular quarterly dividends paid by the Company on its Shares not in excess of $0.18 per share, with usual record and payment dates and in accordance with the Company's past dividend policy; or
  (iv) repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase or otherwise acquire, any shares of its stock or any securities convertible into or exchangeable or exercisable for any shares of its stock;


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    (d) neither it nor any of its subsidiaries shall (i) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares, of its or any subsidiary's capital stock of any class or any other property or assets (other than Shares issuable pursuant to options outstanding on the date hereof under any stock plan of the Company); (ii) other than in the ordinary and usual course of business, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets (including capital stock of any of its subsidiaries) or incur or modify any material indebtedness or other liability; or (iii) make or authorize or commit for any capital expenditures, including entering into capital lease obligations, other than in amounts not exceeding $1,000,000 in the aggregate or, by any means, make any acquisition of, or investment in, assets or stock of any other person or entity, including by way of assumption reinsurance, in excess of $1,000,000 individually or $5,000,000 in the aggregate (other than in connection with ordinary course investment activities);

    (e) neither it nor any of its subsidiaries shall terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any Compensation and Benefit Plans (as defined in the Merger Agreement) including the Stay Bonus Plan (as defined in the Merger Agreement), or increase the salary, wage, bonus or other compensation of any employees except increases occurring in the ordinary and usual course of business (which shall include normal periodic performance reviews and related compensation and benefit increases) or promote any employee into any of bands 1, 2, 3 or 4, or from one of such bands into another of such bands;

    (f) neither it nor any of its subsidiaries shall pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, settlement, discharge or satisfaction of claims, liabilities or obligations legally due and payable and arising in the ordinary and usual course of business, claims arising under the terms of products, contracts or policies issued by the Company Insurance subsidiaries in the ordinary and usual course of business and such other claims, liabilities or obligations as shall not exceed $2,000,000 in the aggregate;

    (g) neither it nor any of its subsidiaries shall make, change or revoke any material tax election, settle or compromise any material tax liability arising in any audit, change its method of accounting if such change would have a material impact on taxes, enter into any closing or other agreement with respect to a material amount of taxes, file a request for refund of a material amount of taxes (but not including the prosecution of any refund claim pending on the date hereof), or file an amended tax return if such tax return is materially different from the original return to which it relates, except, in each case, (i) in the ordinary course of business and consistent with the Company's past practice in respect of the tax at issue in the jurisdiction in question or (ii) with the consent of Royal US, such consent not to be unreasonably withheld;

    (h) neither it nor any of its subsidiaries shall enter into any agreement containing any provision or covenant limiting in any material respect the ability of the Company or any subsidiary or affiliate to (i) sell any products or services of or to any other person, (ii) engage in any line of business or (iii) compete with or to obtain products or services from any person or limiting the ability of any person to provide products or services to the Company or any of its subsidiaries or affiliates;

    (i) neither it nor any of its subsidiaries shall enter into any (A) commutations or (B) new quota share or other reinsurance transaction, in the case of clause (B), (i) which does not contain cancellation and termination provisions reasonably customary in the industry for that type of transaction, (ii) which, except in the ordinary course of business, materially increases or reduces the Company's insurance subsidiaries' consolidated ratio of net written premiums to gross written premiums or
  (iii) pursuant to which $5,000,000 or more in gross written premiums are ceded by the Company's insurance subsidiaries to any person other than the Company or any of its subsidiaries;

    (j) neither it nor any of the Company's insurance subsidiaries will alter or amend in any material respect their existing investment guidelines or policies;

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    (k) neither it nor any of its subsidiaries shall take any action or omit to take any action that would cause any of its representations and warranties in the Merger Agreement to become untrue in any material respect;

    (l) neither it nor its subsidiaries shall permit a material change in any of its underwriting, investment, actuarial, financial reporting or accounting practices or policies or in any material assumption underlying an actuarial practice or policy, except as may be required by any change in generally accepted accounting principles, statutory accounting principles or applicable law; and

    (m) neither it nor any of its subsidiaries will authorize or enter into an agreement to do any of the foregoing.

  No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that it will not, and will not permit or cause any of its subsidiaries or any of its or its subsidiaries' directors and officers to, and shall direct its and its subsidiaries directors, officers, employees, counsel, accountants, financial advisors and other authorized agents and representatives (collectively, "Representatives") not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization or similar transaction involving, or any purchase of 15% or more of the assets or any equity securities of, the Company or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). The Company will not, and will not permit or cause any of its subsidiaries or any of its or its subsidiaries officers or directors to, and shall direct its and its subsidiaries' Representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, whether made before or after the date of the Merger Agreement, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal (including, without limitation, by means of an amendment to the Rights Agreement); provided, however, that nothing contained in the Merger Agreement shall prevent the Company or its board of directors from: (i) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal or (ii) at any time prior to the approval of the Merger by the Company's stockholders (A) providing information in response to a request therefor by a person who has made an unsolicited bona fide written Acquisition Proposal if the board of directors receives from the person so requesting such information an executed confidentiality agreement on terms substantially equivalent to those contained in the Confidentiality Agreement, (B) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Acquisition Proposal or (C) recommending such an Acquisition Proposal to the stockholders of the Company, if and only to the extent that, in the case of clauses (A), (B) and (C) above,
(i) the board of directors of the Company determines in good faith, after consultation with and receipt of advice of outside legal counsel, that such action is required in order for its directors to comply with their respective fiduciary duties under applicable law and (ii) the board of directors of the Company determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and would, if consummated, result in a more favorable transaction than the transaction contemplated by the Merger Agreement (any such Acquisition Proposal being referred to in the Merger Agreement as a "Superior Proposal").

  The Company also has agreed to cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the execution of the Merger Agreement with respect to any of the foregoing. The Company has further agreed that it will take the necessary steps to promptly inform its officers, directors, subsidiaries and Representatives of the foregoing obligations and the obligations in the Confidentiality Agreement.

  The Company will also notify Royal US promptly, but in any event not later than one day following receipt, if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers and thereafter shall keep Royal US informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such negotiations or discussions. The Company also will promptly request each person that has executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return or dispose of all confidential information that had been furnished to such person by or on behalf of the Company or any of its subsidiaries.

  Indemnification and Insurance. Royal US has agreed that from and after the Effective Time it will indemnify and hold harmless each present and former director and officer of the Company (when acting in such capacity) against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time to the fullest extent that the Company was permitted under Delaware Law and its certificate of incorporation and bylaws to indemnify such person (and Royal US has also agreed to advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides a written affirmation of his or her good faith belief that the standard of conduct necessary for indemnification has been met and an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

  Royal US has also agreed that the Surviving Corporation shall continue to maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") or D&O Insurance that is substantially comparable to the Company's existing D&O Insurance for a period of six years after the Effective Time, subject to certain maximum required premium amounts.

  Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Purchaser and Royal US with respect to, among other things, its organization, capitalization, authority relative to the Merger Agreement and the Stock Option Agreement, financial statements, public filings, the absence of certain material adverse events, changes or effects, conduct of business, compliance with insurance laws and regulations and related insurance matters, liabilities and reserves, litigation, employee benefit plans, brokers' fees, compliance with laws, tax matters, intellectual property, employment matters, environmental matters, real property, material contracts, potential conflicts of interest, insurance, vote required to approve the Merger Agreement, information in the Proxy Statement, the Rights Agreement and Year 2000 compliance.

  Termination; Fees.

  The Merger Agreement may be terminated:

  (i) at any time prior to the Effective Time, whether before or after the approval of the Merger by stockholders of the Company, by mutual written consent of the Company and Royal US;

  (ii) by Royal US or the Company if (x) the Offer shall have expired or been terminated in accordance with its terms without any Shares being purchased pursuant thereto or (y) Purchaser shall not have accepted for payment any Shares pursuant to the Offer by December 31, 1999 (the "Termination Date"), provided, that (A) the foregoing rights to terminate the Merger Agreement shall not be available to any party that has breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Offer to be consummated and (B) the Company shall not receive a termination fee it would otherwise have been entitled to receive pursuant to the Merger Agreement, if it exercises the right to terminate the Merger Agreement pursuant to clause
(y) on or prior to February 29, 2000;

  (iii) by either Royal US or the Company if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Offer or the Merger shall become final and non-appealable (whether before or after the approval of the Merger by the stockholders of the Company);

  (iv) by the Company if prior to the consummation of the Offer (i) the board of directors of the Company authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Royal US in writing that it intends to enter into such an agreement,
(ii) Royal US does not make, prior to five business days after receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal (the "Alternative Transaction Notice") an offer that the board of directors of the Company determines, in good faith after consultation with its financial advisor, is at least as favorable as the Superior Proposal, and (iii) the Company pays all termination fees required to be paid pursuant to the Merger Agreement;

  (v) by the Company if prior to the consummation of the Offer there has been a material breach by Royal US or Purchaser of any representation, warranty, covenant or agreement contained in the Merger Agreement that is not curable or, if curable, is not cured within 20 days after written notice of such breach is given by the Company to the party committing such breach; or

  (vi) by Royal US if (a) the Company enters into a binding agreement for, or recommends, a Superior Proposal or the board of directors of the Company shall have withdrawn or adversely modified its approval or recommendation of the Merger Agreement or, after the mailing of the proxy statement relating to the approval of the Merger or this Offer to Purchase, failed to reconfirm its recommendation of the Merger Agreement within ten business days after a reasonable written request by Royal US to do so or redeems any rights under, or modifies or agrees to modify, the Rights Agreement (or any replacement thereof) to facilitate, any Acquisition Proposal with any Person (other than Royal plc or any subsidiary of Royal plc), or (b) prior to consummation of the Offer there has been a material breach by the Company of any representation, warranty, covenant or agreement contained in the Merger Agreement that is not curable or, if curable, is not cured within 20 days after written notice of such breach is given by Royal US to the party committing such breach.

  The Merger Agreement provides that if the Merger Agreement is terminated:

  (a) by the Company in the manner described in clause (iv) above or by Royal US in the manner described in clause (vi)(a) above, then the Company shall, not later than immediately prior to the time of such termination or not later than immediately prior to the time of entering into an agreement concerning a transaction that constitutes an Acquisition Proposal, pay Royal US a termination fee of $45,000,000 plus an amount equal to Royal US's out-of-pocket charges and expenses incurred in connection with the transactions contemplated by the Merger Agreement up to a maximum of $5,000,000 ("Expenses");

  (b) by the Company or Royal US in the manner described in clause (ii)(x) above (provided that (1) on the date of expiration or termination of the Offer the Minimum Condition has not been satisfied and (2) (x) at least 5 business days prior to such date, it shall have been publicly disclosed that the conditions to the Offer described in paragraphs (a)(ii), (a)(iii), (a)(iv) and
(b)(i) under "--Conditions to the Offer" have been satisfied or on such date any of such conditions shall not have been satisfied as a result of a material breach of the Merger Agreement by the Company or (y) on such date the condition to the Offer set forth in paragraph (b)(iii) under "--Conditions to the Offer" has not been satisfied), in circumstances where within 9 months after the termination of the Merger Agreement the Company enters into a definitive agreement in respect of, or approves or recommends an Acquisition Proposal or redeems any rights under, or modifies or agrees to modify, the Rights Agreement (or any replacement thereof) to facilitate, any Acquisition Proposal with any person (other than Royal plc or any subsidiary of Royal plc), then the Company shall make payment to Royal US by wire transfer of immediately available funds a fee in the amount of $45,000,000 plus the Expenses of Royal US, payable upon the earlier of the time of entering into such agreement or consummation of an Acquisition Proposal;

  (c) by the Company or Royal US in the manner described in clause (ii)(y) above (provided that (1) on the date of expiration or termination there is no condition to the Offer which has failed to be satisfied as a result of a material breach of the Merger Agreement by Royal US or Purchaser and (2) prior to such termination an Acquisition Proposal with respect to the Company shall have been publicly announced or otherwise became public) in circumstances where within 9 months after the termination of the Merger Agreement the Company enters into a definitive agreement in respect of, or approves or recommends an Acquisition Proposal or redeems any rights under, or modifies or agrees to modify, the Rights Agreement (or any replacement thereof) in order to facilitate, any Acquisition Proposal with any person (other than Royal US or any subsidiary of Royal US), then the Company shall make payment to Royal US by wire transfer of immediately available funds a fee in the amount of $45,000,000 plus the Expenses of Royal US, payable upon the earlier of the time of entering into such agreement or consummation of an Acquisition Proposal;

  In the event that (a) the Merger Agreement is terminated (1) by the Company and Royal US in the manner described in clause (i) above or (2) by the Company or Royal US in the manner described in clause (ii)(y) above (other than a termination resulting from a breach of the Merger Agreement by the Company) or in the manner described in clause (iii) above or (3) by the Company in the manner described in clause (v) above) and (b) as of the date of termination, a Change in Control of Royal plc shall have occurred, then Royal US shall promptly pay the Company a termination fee of $45,000,000. "Change in Control of Royal plc" shall mean, (i) offers for the entire issued ordinary share capital of Royal plc under the terms of the United Kingdom Code on Takeovers and Mergers which (x) have been recommended by the board of directors of Royal plc, (y) have been publicly announced by the offeror to have become unconditional as to acceptances or (z) when the offeror has publicly announced that acceptances have been received and not withdrawn by Shareholders representing 50 percent of the issued ordinary share capital of Royal plc;
(ii) the conveyance, transfer or lease by Royal US of all or substantially all of its assets to any Person or (iii) Royal plc has entered into a binding written agreement providing for any of the foregoing.

  Conditions to the Offer Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, or may delay the acceptance for payment of or, subject to the above restriction, payment for, any tendered Shares, or may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if

  (a) prior to the Expiration Date (i) the Minimum Condition shall not have been satisfied, (ii) any waiting period applicable to the consummation of the Offer and the Merger under the HSR Act shall not have expired or been terminated, (iii) other than the filing of a certificate of merger, any notices, reports and other filings required to be made prior to the Effective Time by the Company or Royal plc or any of their respective subsidiaries with, and any consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Royal US or any of their respective subsidiaries from, any governmental entity, including but not limited to the consent of those insurance commissioners, directors or superintendents of the state insurance departments disclosed in the Merger Agreement, in connection with the execution and delivery of the Merger Agreement and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement shall not have been made or obtained (as the case may be) and shall not be in full force and effect, or (iv) the Company shall not have obtained the consent or approval of the Commissioner of Insurance or similar regulatory authority in Connecticut, Colorado, Wisconsin, Oklahoma, California, North Carolina, South Carolina, Oregon and Texas or which shall be required under any contract to which the Company or any of its subsidiaries is a party, except those for which the failure to obtain such consents or approvals would not, individually or in the aggregate, have a Company Material Adverse Effect (as defined in the Merger Agreement) or is not, individually or in the aggregate, reasonably likely to prevent or materially burden or materially impair the ability of the Company to consummate the transactions contemplated by the Merger Agreement; or any such consent or approval, or any governmental consent, imposes any condition or conditions relating to, or requires changes or restrictions in, the operations of any asset or businesses of the Company, Royal plc or their respective subsidiaries which could, in the reasonable judgment of the board of directors of Royal US, individually or in the aggregate, materially and adversely impact the economic or business benefits to Royal plc and its subsidiaries of the transactions contemplated by the Merger Agreement or materially impair the ability of any Royal US company (including the Company following the Effective Time) to conduct its business in the manner as such business is now being conducted; or

  (b) at or before the time of payment for any of such Shares (whether or not any Shares have theretofore been accepted for payment), any of the following events shall occur:

    (i) any court or governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger, or which makes the acceptance for payment of, or payment for, any Shares in the Offer illegal;

    (ii) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct both when made and at and as of the Expiration Date as though made on and as of the Expiration Date (except to the extent any such representation or warranty expressly speaks as of an earlier date) except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualifications in the representations and warranties as to "Company Material Adverse Effect," "material" or similar qualifications set forth in the Merger Agreement) would not have, individually or in the aggregate, a Company Material Adverse Effect, or Royal US shall not have received a certificate on the Expiration Date signed on behalf of the Company by an executive officer of the Company to such effect;

    (iii) the Company shall not have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Expiration Date; or

    (iv) there shall have occurred a change, event or circumstance that has had, or would reasonably be expected to have, a Company Material Adverse Effect; or

    (v) the Merger Agreement shall have been terminated in accordance with its terms prior to the Expiration Date; or Royal US, Purchaser and the Company shall have otherwise agreed that Purchaser may amend, terminate or withdraw the Offer;

  The foregoing conditions are for the sole benefit of Royal US and Purchaser and may be asserted by Royal US or Purchaser regardless of the circumstances (including any action or inaction by Royal US or Purchaser) giving rise to such condition or may be waived by Royal US or Purchaser, by express and specific action to that effect, in whole or in part at any time and from time to time in their sole discretion. Any determination by Royal US and Purchaser concerning any event described in this Annex I shall be final and binding upon all holders of Shares. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

  Stock Option Agreement.

  The following is a summary of certain portions of the Stock Option Agreement and is qualified in its entirety by reference to the Stock Option Agreement, a copy of which has been filed as exhibit 4 to this Schedule 14D-9.

  As a condition and inducement to Purchaser and Royal US's entering into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, Royal US and the Company have entered into the Stock Option Agreement, pursuant to which, among another things, the Company has granted Royal US an irrevocable option to purchase up to 5,443,697 newly issued Shares (the "Company Option") at a purchase price per Share of $50.00 (the "Exercise Price"). The Stock Option Agreement will terminate, and the Company Option will expire, on the earlier of (i) the Effective Time; (ii) 90 days after the date full payment of the termination fee is made by the Company to Royal US as described in paragraphs (a), (b) and (c) under "--Termination; Fees" (the date referred to in clause (ii) being hereinafter referred to as the "Option Termination Date"), or (iii) one day following the date on which it is certain that no termination fee will become payable to Royal US under the Merger Agreement; provided that, if the Option cannot be exercised or the Shares cannot be delivered to Grantee upon such exercise because (a) a preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the delivery of the Shares shall be in effect; (b) any applicable waiting periods under the HSR Act shall not have expired or been terminated; or (c) any approval required to be obtained prior to the delivery of the Shares under the insurance laws of any state or foreign jurisdiction shall not have been obtained and be in full force and effect, the Option Termination Date shall be extended until thirty days after such impediment to exercise or delivery has been removed but not past December 31, 2001.

  Royal US may exercise the Company Option, in whole or in part, if on or after the date hereof any of the events described in paragraphs (a), (b) and
(c) under "--Termination; Fees" shall have occured.

  In the event of any change in the number of issued and outstanding Shares by reason of any stock dividend, stock split, split-up, recapitalization, merger or other change in the corporate or capital structure of the Company, the number of Shares subject to the Company Option and the purchase price per Share shall be appropriately adjusted to restore Royal US to its rights under the Stock Option Agreement, including its right to purchase
Shares representing 19.9% of the capital stock of the Company entitled to vote generally for the election of the directors of the Company which is issued and outstanding immediately prior to the exercise of the Company Option at an aggregate purchase price equal to the Exercise Price multiplied by 5,443,697.

  If at any time the Company Option is then exercisable, Royal US may elect, in lieu of exercising the option to purchase Shares, to have the Company pay to Royal US an amount in cash equal to the Spread (as defined below) multiplied by all or such portion of the Shares subject to the Company Option as Royal US shall specify, net of any taxes required to be withheld under applicable law. "Spread" shall mean the excess, if any, over the Exercise Price of the higher of (x) if applicable, the highest price per Share (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid or proposed to be paid by any person pursuant to one of the transactions described in paragraphs (a), (b) and (c) under "--Termination; Fees" (the "Alternative Purchase Price") or (y) the closing price of the Shares on the NYSE on the last trading day immediately prior to the date of such election (the "Closing Price"). If, in the case of clause (x) above, the Alternative Purchase Price can be calculated by reference to an all cash amount paid or proposed to be paid for any Shares outstanding, such cash amount shall be deemed to be the Alternative Purchase Price; if, in the case of clause (x) above, no Shares will be purchased for all cash, the Alternative Purchase Price shall be the sum of (i) the fixed cash amount, if any, included in the Alternative Purchase Price plus (ii) the fair market value of such property other than cash included in the Alternative Purchase Price. If such other property consists of securities with an existing public trading market, the average of the closing prices (or the average of the closing bid and asked prices if closing prices are unavailable) for such securities in their principal public trading market on the five trading days ending five days prior to the date of the election shall be used to calculate the fair market value of such property. If such other property consists of something other than cash or securities with an existing public trading market and, as of the payment date for the Spread, agreement on the value of such other property has not been reached, the Alternative Purchase Price shall be deemed to equal the Closing Price.

  If by the first anniversary of the date the Merger Agreement was terminated (the "Merger Termination Date") pursuant to the terms thereof, neither Royal US nor any other person has acquired more than fifty percent (excluding the Shares subject to the Company Option) of the shares of outstanding Common Stock, then the Company has the right to purchase (the "Repurchase Right") all, but not less than all, of the Shares subject to the Company Option at the greater of (i) $50.00 per Share or (ii) the average of the last sales prices for shares of Common Stock on the five trading days ending five days prior to the date the Company gives written notice of its intention to exercise the Repurchase Right. If the Company does not exercise the Repurchase Right within thirty days following the end of the one year period after the Merger Termination Date, the Repurchase Right lapses.

  At any time prior to the first anniversary of the Merger Termination Date, Royal US shall have the right to sell (the "Sale Right") to the Company all, but not less than all, of the Shares subject to the Company Option at the greater of (i) $50.00 per Share or (ii) the average of the last sales prices for shares of Common Stock on the five trading days ending five days prior to the date Royal US gives written notice of its intention to exercise the Sale Right. If Royal US does not exercise the Sale Right prior to the first anniversary of the Merger Termination Date, the Sale Right terminates.

  The Company has also granted Royal US customary registration rights with respect to the Shares issued upon exercise of the Company Option.

  Notwithstanding any other provision of the Stock Option Agreement, in no event shall Royal US's Total Profit (as defined below) exceed $55 million and, if it otherwise would exceed such amount, Royal US, at its sole election, shall either (a) reduce the number of Shares subject to the Company Option,
(b) deliver to the Company for cancellation Shares previously purchased by Royal US, (c) reduce the cash payable to Royal US upon a cash election by Royal US, (d) pay cash to the Company, or (d) any combination thereof, so that Royal US's Total Profit shall not exceed $55 million after taking into account the foregoing actions.

  Notwithstanding any other provision of the Stock Option Agreement, the Company Option may not be exercised for a number of Shares as would result in a Notional Total Profit (as defined below) of more than $55 million and, if exercise of the Company Option otherwise would exceed such amount, Royal US, at its discretion, may increase the Exercise Price for that number of Shares so that the Notional Total Profit shall not exceed $55 million.

  As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (i) the amount of cash received by Royal US pursuant to (x) the section of the Merger Agreement which provides for the payment of certain fees and expenses following the termination of the Merger Agreement under certain conditions and (y) the exercise of the Company Option,
(ii) the amount of (x) cash received by Royal US pursuant to the Grantor's repurchase of Shares pursuant to the Stock Option Agreement, less (y) Royal US's purchase price for such Shares, and (iii) (x) the net cash amounts received by Royal US pursuant to the sale of Shares (or any other securities into which such Shares are converted or exchanged) to any unaffiliated party prior to the first anniversary of the date on which the Merger Agreement is terminated, less (y) Royal US's purchase price for such Shares.

  As used herein, the term "Notional Total Profit" with respect to any number of Shares as to which Royal US may propose to exercise the Company Option shall be the Total Profit assuming that the Company Option were exercised for such number of Shares and assuming that such Shares, together with all other Shares held by Royal US and its affiliates, were sold for cash at the closing market price for the Shares as of the close of business on the preceding trading day (less customary brokerage commissions).


Item 4. The Solicitation or Recommendation

  (a) Recommendation of the Board of Directors.

  The Board of Directors has unanimously approved the Offer, the Merger and the Merger Agreement and has determined that the terms of each are advisable, fair to, and in the best interests of, the Company and its stockholders and recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

  The Board's recommendation is based in part upon an opinion the Board of Directors received from Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), the Company's financial advisor, that, as of the date of such opinion, the consideration to be received by the Company's stockholders pursuant to the Offer is fair, from a financial point of view, to such stockholders (the "DLJ Fairness Opinion"). The full text of the DLJ Fairness Opinion, which sets forth the factors considered and the assumptions made by DLJ, is attached hereto as Annex A and filed as Exhibit 5 hereto. Stockholders are urged to read the DLJ Fairness Opinion in its entirety.

  A letter to the Company's stockholders communicating the Board of Directors' recommendation is filed as Exhibit 6 and is incorporated herein by reference.

  (b) Background; Reasons for the Recommendation.

  Commencing in December 1998 and continuing until mid-May 1999, W. Marston Becker, Chairman and Chief Executive Officer of the Company, had several telephone conversations and meetings with representatives of Royal US. During this period, Mr. Becker stated that the Company was interested in selling certain businesses and expressed an interest in Royal US making a preferred equity investment in the Company, combined with a strategic marketing alliance for the cross-selling of each other's products. Royal US expressed a preference for a business combination between the two companies and elaborated on the synergies which it believed existed between the two companies.

  On May 26, 1999, Terry Broderick, President of Royal US, advised Mr. Becker that he believed the synergies between the two companies could only be fully realized if Royal US acquired the Company. Mr. Becker indicated that, as a result of the information he had obtained during the previous months' discussions, he thought Mr. Broderick's conclusion might well be correct, and was willing to discuss this alternative with the senior management of Royal plc in order to determine whether, in fact, a business combination transaction was in the best interests of the Company and its stockholders.

  Accordingly, on June 4, 1999, Mr. Becker and Robert V. Mendelsohn, Royal plc's Group Chief Executive, met and agreed that Royal US would submit a proposal to acquire the Company. On June 11, 1999, Mr. Broderick telephoned Mr. Becker and communicated the broad outlines of a proposal for the acquisition by Royal US of the Company which he confirmed in a letter to Mr. Becker on June 14, 1999. The proposal contemplated a share-for-share stock exchange, using Royal plc's American Depositary Receipts, and valued the shares at $45-$50.

  On June 18, 1999, the Board of Directors of the Company held a meeting at which it considered the proposal of Royal US and authorized the Company's senior management to continue its discussions with Royal US. Also on June 18, the Confidentiality Agreement was executed and Royal US began its preliminary due diligence review. To that end, beginning on June 22, 1999, senior management of Royal US and the Company and their advisors met for several days.

  On July 1, 1999, Mr. Broderick sent Mr. Becker a letter and related term sheet setting forth the terms and conditions upon which Royal US would be willing to acquire the Company at a price of $50 per Share in cash, subject to the completion of due diligence and the negotiation of a mutually satisfactory definitive acquisition agreement.

  On July 2, 1999, the Board of Directors of the Company held a meeting to review and discuss the July 1 proposal and authorized the Company's senior management to negotiate a definitive merger agreement with Royal US by July 9, 1999, if possible.

  Beginning on July 3, 1999 and continuing through the preparation of final agreements on July 11, Royal US conducted more extensive business and legal due diligence. During the week of July 5, the parties and their respective legal and financial advisors negotiated the Merger Agreement and the Option Agreement.

  On July 7, 1999, the Company entered into an Exclusivity Agreement pursuant to which it agreed, subject to certain conditions, to enter into exclusive negotiations with Royal & SunAlliance USA, Inc. ("Royal USA, Inc."), the parent of Royal US and an indirect wholly-owned subsidiary of Royal plc, and its affiliates for a period of time so as to enable both parties to negotiate and conclude a definitive agreement. This agreement terminated according to its terms upon the execution of the Merger Agreement.

  On July 11, 1999, the Board of Directors of the Company met to consider the terms upon which Royal US would acquire the Company. After hearing presentations by the Company's senior management, legal advisors and DLJ, including DLJ's opinion that the consideration to be received by the stockholders of the Company was fair to them from a financial point of view, the Company's Board unanimously resolved that the Offer and the Merger were advisable, fair to and in the best interests of the stockholders of the Company. The Board also approved the Merger Agreement, the Option Agreement and the transactions contemplated thereby and recommended that the stockholders of the Company tender their Shares in the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby.

  Thereafter, Royal US, Purchaser, and the Company executed the Merger Agreement and Royal US and the Company executed the Stock Option Agreement.

  In reaching its determination described in paragraph (a) above, the Board of Directors of the Company gave careful consideration to a number of factors, including, without limitation, the following:

    (i) The financial and other terms and conditions of the Offer, the Merger Agreement and the Option Agreement, and the fact that the Option Agreement was a condition to Purchaser's willingness to enter into the Merger Agreement.

    (ii) Presentations by DLJ and the Company's management regarding the financial condition, results of operations, business and prospects of the Company, including the prospects if the Company were to remain independent, based in part on projections prepared by the Company's management.

    (iii) Current industry, economic and market conditions, including the acquisitions and consolidations taking place in the industry.

    (iv) Historical market prices and trading information with respect to the Shares.

    (v) Publicly available information concerning other companies comparable to the Company.

    (vi) Certain information regarding other companies in the same or related industries that might represent potential acquirers of the Company.

    (vii) The DLJ Fairness Opinion.

    (viii) The fact that the $50.00 per Share price to be paid in the Offer represents a premium of 22.7% over $40.75, the closing price of the Shares on the New York Stock Exchange on July 9, 1999, the last full trading day prior to the execution and delivery of the Merger Agreement; a premium of 69.85% over $29.4375, the closing price on June 11, 1999 (the 31st day prior to the execution and delivery of the Merger Agreement) and a premium of 67.01% over $29.9375, the closing price on May 13, 1999 (the 60th day prior to the execution and delivery of the Merger Agreement).

    (ix) The fact that the terms of the Merger Agreement, including the price to be paid, compare favorably to the terms and prices paid in other recent acquisition transactions.

    (x) Possible alternatives to the Offer that might be available to the Company and its shareholders, including, without limitation, continuing to operate the Company as an independent entity and the risks associated therewith.

    (xi) The representation of Royal US and Purchaser that they expect to have funds sufficient to satisfy their obligations under the Merger Agreement and the fact that the Offer is not subject to a financing condition.

    (xii) The effect of the Offer and the Merger on the Company's employees and customers.

  The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation and approval of the Merger Agreement, the Stock Option and the transactions contemplated thereby, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors.

  In addition, stockholders should consult their own financial and legal advisors and make such other investigations concerning the Offer and the Merger as they deem necessary.

5. Persons Retained, Employed or to be Compensated

  The Company engaged DLJ to act as financial advisor to the Company with respect to a potential sale of the Company. Pursuant to a letter agreement, dated June 22, 1999, between the Company and DLJ, the Company has agreed to pay DLJ a fee of $1,250,000 payable upon the delivery of the DLJ Fairness Opinion and $50,000 for each update of the DLJ Fairness Opinion with the exception of the first update. Such fee shall be credited against any compensation otherwise payable by the Company to DLJ upon the consummation of a sale of the Company. Upon completion of a transaction involving a sale, merger, consolidation, or any other business combination of the Company at a per share price of $50, the Company has agreed to pay DLJ a fee equal to 0.60% of the aggregate value of the outstanding common stock of the Company (treating any shares issuable upon exercise of options, warrants or other rights of conversion as outstanding), plus the amount of any debt assumed, acquired, remaining outstanding, retired or defeased or preferred stock redeemed or remaining outstanding in connection with the transaction. Company has also agreed to pay the reasonable out-of-pocket expenses of DLJ whether or not a transaction is consummated.

  In addition if the Company is entitled to receive a "break-up fee" or "termination fee," then the Company shall pay to DLJ an amount equal to 20% of such fee, less the fee paid in connection with the DLJ Fairness Opinion.

  The Company has agreed to indemnify DLJ and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the U.S. federal securities laws and, in certain circumstances, to reimburse DLJ for legal or other expenses reasonably incurred by it.

  In the past, DLJ and its affiliates have provided investment banking services to the Company and received customary compensation for the rendering of such services. In the ordinary course of business, DLJ and its affiliates may trade securities of the Company and Purchaser for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

  Except as described in this Item 5, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company's stockholders concerning the Offer or the Merger.

6. Recent Transactions and Intent with Respect to Securities.

  (a) There have been no transactions in Shares that were effected during the past 60 days by the Company, or to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company except as follows. On May 25, 1999 each of the non-employee directors of the Company received, pursuant to the 1994 Stock Option Plan for Non-Employee Directors, an option for 2,000 Shares with an exercise price of $28.4375. On May 21, 1999, Raymond W. Jacobson, Executive Vice President of the Company, purchased 10,000 Shares at $28.875 and 400 Shares at $28.50.

  (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company currently intends to tender to the Purchaser all Shares over which he or she has sole dispositive power.

7. Certain Negotiations and Transactions by the Subject Company

  (a) Except as set forth in this Schedule 14D-9, to the knowledge of the Company, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates or would result in: (1) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof;

(2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in paragraph (a) of this Item 7.

8. Additional Information to be Furnished

  (a) As a Delaware corporation, the Company is subject to section 203 ("Section 203") of the General Corporation Law of the State of Delaware.
Section 203 prevents an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. In accordance with the provisions of Section 203, the Board of Directors of the Company has approved the Merger Agreement, the Option Agreement and the Purchaser's acquisition of Shares pursuant to the Offer, the Merger and the Option Agreement and, therefore, Section 203 is inapplicable to such transactions.

  (b) The information statement attached as Annex B hereto is being furnished in accordance with Rule 14f-1 under the Exchange Act, in connection with the possible designation by Royal US, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders.

9. Material to be Filed as Exhibits

  The following Exhibits are filed herewith:

 Exhibit    Agreement and Plan of Merger, dated as of July 12, 1999, between
  1:        Orion Capital Corporation, NTG Acquisition Corp. and Royal Group
            Inc.
 Exhibit    Pages 5 through 6 and 10 through 27 of the Proxy Statement dated
  2:        April 9, 1999, relating to its annual meeting of stockholders.
 Exhibit    Confidentiality Agreement dated June 18, 1999.
  3:
 Exhibit    Option Agreement, dated as of July 12, 1999, between Royal Group
  4:        Inc. and Orion Capital Corporation.
 Exhibit    Opinion of Donaldson, Lufkin & Jenrette Securities Corporation,
  5:        dated July 11, 1999.*
 Exhibit    Letter to Stockholders of the Company, dated July 16, 1999.*
  6:

--------
* Included in the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          Orion Capital Corporation

                                             /s/ W. Marston Becker
                                          By:
                                             ----------------------------------
                                             W. Marston Becker
                                             Chairman and Chief Executive
                                             Officer

                                 EXHIBIT INDEX

 Exhibit
 Number     Description
 -------    -----------
 Exhibit 1: Agreement and Plan of Merger, dated as of July 12, 1999, between
            Orion Capital Corporation, NTG Acquisition Corp. and Royal Group
            Inc.
 Exhibit 2: Pages 5 through 6 and 10 through 27 of the Proxy Statement dated
            April 9, 1999, relating to its annual meeting of stockholders.
 Exhibit 3: Confidentiality Agreement dated June 18, 1999.
 Exhibit 4: Option Agreement, dated as of July 12, 1999, between Royal Group,
            Inc. and Orion Capital Corporation.
 Exhibit 5: Opinion of Donaldson, Lufkin & Jenrette Securities Corporation,
            dated July 11, 1999.*
 Exhibit 6: Letter to Stockholders of the Company, dated July 16, 1999.*




--------
*  Included in the Schedule 14D-9 mailed to stockholders.